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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                               ASA HOLDINGS, INC.
                            (NAME OF SUBJECT COMPANY)


                               ASA HOLDINGS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


                          COMMON STOCK, PAR VALUE $0.10
                         (TITLE OF CLASS OF SECURITIES)


                                   04338Q 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                GEORGE F. PICKETT
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               ASA HOLDINGS, INC.
                    100 HARTSFIELD CENTRE PARKWAY, SUITE 800
                             ATLANTA, GEORGIA 30354
                                 (404) 766-1400
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)


                                    COPY TO:


                         BENJAMIN F. STAPLETON III, ESQ.
                             JOHN EVANGELAKOS, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000



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         This     Amendment    No.    3    amends    and     supplements     the
Solicitation/Recommendation   Statement   on  Schedule   14D-9  filed  with  the
Securities and Exchange Commission on February 22, 1999, and as subsequently amended (as so amended, the "Schedule 14D-9"), by ASA Holdings, Inc., a Georgia corporation (the "Company"), relating to the offer by Delta Air Lines, Inc., a Delaware corporation, to purchase for cash through its wholly-owned indirect subsidiary Delta Sub, Inc., a Georgia corporation, all of the outstanding common shares, par value $0.10 per share, of the Company. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

         Item 3(b) is hereby amended and supplemented by adding thereto the following:

                  In accordance with the Memorandum of Understanding described in Item 8, below, on March 10, 1999, the Company, Delta and Purchaser entered into Amendment No. 1 to the Merger Agreement, amending the Merger Agreement to eliminate the $5,000,000 Termination Fee payable by the Company to Delta if the Company were to terminate the Merger Agreement as a result of the Company's receiving and accepting a Superior Proposal. A copy of Amendment No. 1 to the Merger Agreement is attached hereto as Exhibit 23 and is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

                  On March 9, 1999,  counsel for the  parties to the  litigation initiated by certain of the Company's shareholders on February 25, 1999 entered into a memorandum of understanding (the "Memorandum of Understanding") setting forth the parties' agreement-in-principle to the terms of a proposed settlement of that action. Under the Memorandum of Understanding, which was agreed to by the Company, the Board and Delta (collectively, "Defendants") solely to avoid the burden, expense and distraction of further litigation, Defendants agreed to amend the Merger Agreement to eliminate the $5,000,000 Termination fee payable to Delta if the Company were to receive and accept a Superior Proposal, and further agreed to provide plaintiffs' counsel with an opportunity to review and comment upon the disclosure contained in the Company's Information Statement prior to its dissemination to the Company's shareholders. The settlement contemplated in the Memorandum of
         Understanding   is  subject  to  a  number  of  conditions,   including
         consummation of the Merger; completion of appropriate discovery reasonably satisfactory to plaintiffs' counsel; drafting and execution of definitive settlement documents; and final court approval of the settlement following notice and a hearing regarding its fairness and adequacy to the Company's shareholders other than the Defendants. If the Court approves the settlement that is contemplated in the Memorandum of Understanding, the Defendants and certain other parties will be released and discharged from all claims that were or could have been raised against them in the action and the action will be dismissed with prejudice as to a class consisting of all the Company's shareholders (other than Defendants) for the period from February 15, 1999 through and including the Effective Time. In connection with Court approval of the settlement contemplated in the Memorandum of Understanding, plaintiffs' counsel intend to apply to the Court for an award of fees and expenses to be paid by the Company or its successor corporation up to an aggregate amount of $400,000, which Defendants have agreed in principle not to oppose. this description of the terms of the proposed settlement is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is attached hereto as
         Exhibit 24 and is incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by adding thereto the following:


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         Exhibit 23 --     Amendment  No. 1 to the Agreement and Plan of Merger,
                           dated as of March 10, 1999.

         Exhibit 24 --     Memorandum  of  Understanding,  dated  as of March 9,
                           1999.

         Exhibit 25 --     Text of Press Release, dated March 10, 1999.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ASA HOLDINGS, INC.

                                            By:  /s/ George F. Pickett
                                               ---------------------------------
                                            Name:  George F. Pickett
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer

Dated: March 10, 1999


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                                  Exhibit List

         Exhibit 23 --     Amendment  No. 1 to the Agreement and Plan of Merger,
                           dated as of March 10, 1999.

         Exhibit 24 --     Memorandum  of  Understanding,  dated  as of March 9,
                           1999.

         Exhibit 25 --     Text of Press Release, dated March 10, 1999.